SUB-ITEM 77M:  Mergers

A special meeting (Meeting) of the shareholders of BBH Fund, Inc. (Corporation) was held at 140 Broadway, 4th floor, New York, New York, 10005 10:00 a.m. (Eastern time), on May 23, 2007.

At the Meeting, shareholders approved an Agreement and Plan of Reorganization pursuant to which each series of BBH Fund, Inc. (the “Predecessor Funds”) would be reorganized as separate series of BBH Trust (the “Successor Funds”), a newly formed Delaware statutory trust (the “New BBH Trust”).  The Corporation transferred all of the assets and liabilities of the Predecessor Funds to the corresponding Successor Fund of the New BBH Trust.  In exchange for the assets and liabilities, the New BBH Trust issued and distributed shares of the Successor Funds on a pro rata basis to shareholders of the corresponding Successor Funds in complete liquidation and termination of the Corporation (Reorganization).  As a result, effective June 12, 2007, each shareholder of the Predecessor Funds became the owner of corresponding Successor Fund shares having a total net asset value equal to the total net asset value of his or her holdings in the Predecessor Fund of the Corporation.

The Board of Trustees, at its meetings on October 2, 2006 and December 11, 2006, unanimously voted to approve the Reorganization.

The Agreement and Plan of Reorganization for this reorganization is hereby incorporated by reference from the definitive Proxy Statement filed with the SEC on April 16, 2007.

Form N-8f, an Application for Deregistration of Investment Companies, will be filed with the SEC on behalf of the Corporation on or about February 29, 2008.